As filed with the Securities and Exchange Commission on November 15, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-9247

CA, Inc.

(Exact name of registrant as specified in its charter)

520 Madison Avenue

New York, New York 10022

(800) 225-5224

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share

5% Convertible Senior Notes due March 15, 2007

2.875% Senior Notes due 2018

5.375% Senior Notes due 2019

3.600% Senior Notes due 2020

3.600% Senior Notes due 2022

4.500% Senior Notes due 2023

4.700% Senior Notes due 2027

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.10 per share: 1

5% Convertible Senior Notes due March 15, 2007: 0

2.875% Senior Notes due 2018: 0

5.375% Senior Notes due 2019: 70

3.600% Senior Notes due 2020: 52

3.600% Senior Notes due 2022: 64

4.500% Senior Notes due 2023: 53

4.700% Senior Notes due 2027: 56

Pursuant to the requirements of the Securities Exchange Act of 1934, CA, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CA, INC.

Date: November 15, 2018	By:	/s/ Thomas H. Krause, Jr.
	Name:	Thomas H. Krause, Jr.
	Title:	Chief Financial Officer and Treasurer